UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2011
Commission File Number 001-34837

MAKEMYTRIP LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Mauritius
(Jurisdiction of incorporation or organization of registrant)

103 Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
On November 8, 2011, MakeMyTrip Limited issued an earnings release announcing its results for the fiscal second quarter 2012 ended September 30, 2011. A copy of the earnings release dated November 8, 2011 is attached hereto as Exhibit 99.1.
Exhibit
99.1	Earnings release of MakeMyTrip Limited dated November 8, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: November 8, 2011

MAKEMYTRIP LIMITED
By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX
99.1	Earnings release of MakeMyTrip Limited dated November 8, 2011.